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Exhibit 99(a)(11)

For Immediate Release

UnitedGlobalCom Completes Exchange Offer for UGC Europe Shares

Denver, Colorado—December 18, 2003: UnitedGlobalCom, Inc. ("United" or "the Company") (Nasdaq:UCOMA) announced today that it has successfully completed its exchange offer for all of the outstanding publicly held shares of UGC Europe, Inc. ("UGC Europe").

The exchange offer and withdrawal rights expired at 5:00 p.m., New York City time, on Thursday, December 18, 2003. According to the report of the exchange agent for the offer, 13,043,444 shares of UGC Europe common stock have been tendered and not withdrawn (including 818,167 shares of common stock subject to guaranteed delivery). As a result of the offer, United and its subsidiaries will own approximately 92.7% of UGC Europe's outstanding common stock. United intends to promptly exchange shares properly tendered and accepted, and in the case of shares tendered by guaranteed delivery procedures, after timely delivery of shares and required documentation.

United will acquire the remaining ownership of UGC Europe not owned by United and its subsidiaries after the exchange offer through a short-form merger under Delaware law pursuant to which UGC Europe's remaining stockholders (other than United, its subsidiaries and stockholders properly exercising dissenters' rights) will be entitled to receive the same consideration offered in the exchange offer, which is 10.3 shares of United's Class A Common Stock and cash in lieu of fractional shares, without interest, for each share of UGC Europe common stock. United expects to complete the merger on December 19, 2003. At a special meeting held on December 17, 2003, United's stockholders approved the issuance of United's Class A Common Stock to be exchanged in the exchange offer and the planned merger.

Once United completes the short-form merger, UGC Europe common stock will no longer be listed on the Nasdaq National Market and UGC Europe stockholders (other than United and its subsidiaries) will have no further rights as stockholders other than the right to receive the consideration in the Merger of United Shares and cash in lieu of fractional shares or to exercise dissenters' rights pursuant to Delaware law. Following the merger, detailed instructions will be mailed to stockholders outlining the steps that UGC Europe's stockholders who did not tender their shares must take in order to obtain the Merger consideration or exercise their dissenters' appraisal rights under Delaware law.

Notice For UGC Europe Stockholders

United has filed with the SEC an amendment to its Registration Statement on Form S-4 (File No. 333-109496), and Europe Acquisition, Inc., its wholly-owned subsidiary which is offering to exchange the shares of UGC Europe, has filed with the SEC an amendment to its Schedule TO. The Registration Statement was declared effective by the SEC on December 12, 2003, and on December 18, 2003, United filed with the SEC a final prospectus relating to the exchange offer and short form merger. UGC EUROPE STOCKHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Materials filed with the SEC are available electronically without charge at an Internet site maintained by the SEC. The address of that site is http://www.sec.gov. Documents filed with the SEC may be obtained from United without charge by directing a request to Richard Abbott, Vice President of Finance, UnitedGlobalCom, Inc., 4643 S. Ulster Street, Suite 1300, Denver, CO 80237.

About UnitedGlobalCom

United is the largest international broadband communications provider of video, voice and Internet services with operations in numerous countries. Based on the Company's operating statistics at September 30, 2003, United's networks reached approximately 12.6 million homes passed and 9 million RGUs, including approximately 7.4 million video subscribers, 717,900 voice subscribers, and 868,000 high speed Internet access subscribers. United's significant and consolidated operating subsidiaries are UGC Europe, a leading pan-European broadband communications company; and VTR GlobalCom S.A. (VTR), the largest broadband communications provider in Chile; as well as several strategic ventures in video and broadband businesses around the world.

For further information contact:

  Richard S. L. Abbott—VP, Finance
  Phone: (303) 220-6682
  Email: rabbott@unitedglobal.com

Please visit our web site at www.unitedglobal.com for further information about the company.

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  Exhibit 99(a)(11)